Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website

(www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Below is the transcript of a video message delivered by Progress Energy’s President and Chief Executive Officer, William D. Johnson, to Progress Energy employees on January 10, 2011.

Today we’re announcing that Progress Energy and Duke Energy have approved an agreement to merge, creating the largest utility in the country. The corporate name of the combined company will be Duke Energy, with the main corporate office in Charlotte.

There will also be a very significant presence in Raleigh. Our utilities will still be called Progress Energy, and they will remain headquartered in their current cities.

I recognize this is big news and will take time to soak in. I also know that this combination of two excellent companies makes tremendous sense.

Bigger is not always better, but in this case it means a stronger company able to create a better future. It’s a strategic fit that will benefit our customers and shareholders.

And, despite some eventual job losses at both companies, it will benefit the vast majority of employees. It will provide opportunities for employees to grow in their careers in a thriving company. And it will help the company live up to its responsibilities to active and retired employees.

In our employee meetings last fall, I mentioned a number of challenges we and the industry face. By joining forces with Duke, we will be in a much better position to manage the transformation in our industry and hold down some of the rate pressure on our customers. We will have greater financial strength to raise the large amounts of capital to modernize our system, meet new environmental rules and keep up with population growth.

So from a business and financial view, this combination makes great sense. Naturally, you want to know how this merger will affect you and your job.

I wish we could have all the answers today. Much work lies ahead this year as we figure out how best to combine two large organizations. Paula Sims will co-lead this integration effort.

For most of you, this merger will not affect your jobs. Some of you are in functions that will be restructured and perhaps relocated. Obviously, there will be much more change in central support functions than in field operations. There will be job reductions in both companies, but those decisions are many months down the road.

We will manage the integration effort in a thoughtful, deliberate way over several years, and will minimize the reductions through attrition, retirements and managing vacancies. Most importantly, we will treat employees fairly.

We have built a culture here that is second to none in the industry. Our culture reflects our commitment to high standards and to treating each other with respect, honesty and fairness. Throughout this integration process and beyond, we will uphold the values and behaviors that have served us so well.

Keep in mind that ten years ago we completed the merger of Carolina Power & Light and Florida Progress. Despite some challenges in the transition, it made us stronger and better. This will too.

Our industry has changed quite a bit in the last ten years – particularly in the last two or three. It will change much more over the next decade. Improving our ability to successfully manage that change is one of the main reasons for this merger.

I am confident we will look back on the Progress-Duke combination and see the wisdom of this move. In my opinion, it is our best opportunity to balance the long-term interests of our customers, shareholders and employees.

I know this news raises many questions and concerns. You can find the answers to some of your questions on ProgressNet now, and we will provide more information as we work through the process in the months ahead. As always, I want to be straight with you about what we’re doing and why.

The merger process has many steps and requires a number of approvals. Our target is to complete the transaction by the end of this year.

Meanwhile, my simple advice is to concentrate on what you can control. This means continued focus on safety, operational excellence and customer satisfaction – also continuous improvement. Our mission is too important for us to become distracted and knocked off our stride.

One thing is clear: I believe in this workforce and our future. We bring extraordinary talent, service commitment and work ethic to the new combined company. It will be a privilege to remain your CEO, and I look forward to what we will accomplish together under a new corporate name with the same dedicated spirit.

Thank you.